Registrant Name: Vanguard Muncipal Bond Funds
File Number: 811-2687
Registrant CIK Number: 0000225997



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Item 77D


Effective February 25, 2005, Vanguard Short-Term Tax-Exempt Fund revised its investment strategy to read as follows: The Fund has no limitations on the maturity of individual securities, but is expected to maintain a dollar-weighted average maturity of 1 to 2 years. Previously, the Fund was permitted to hold only those securities with effective maturities of 5 years or less, while maintaining a dollar-weighted average nominal maturity of 1 to 2 years.




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